Exhibit 99.1

RADIOPHARM THERANOSTICS

Preliminary Final Report
Year Ended
30 June 2026

Radiopharm Theranostics Limited Appendix 4E Preliminary final report

1. Company details

Name of entity:	Radiopharm Theranostics Limited
ABN:	57 647 877 889
Reporting period:	For the year ended 30 June 2026
Previous period:	For the year ended 30 June 2025

2. Results for announcement to the market

			$
Revenue from contracts with customers	down	23.8% to	2,767,888
Loss from ordinary activities after tax attributable to the owners of Radiopharm Theranostics Limited	up	50.3% to	(55,149,150)
Loss for the year attributable to the owners of Radiopharm Theranostics Limited	up	50.3% to	(55,149,150)

No dividends have been paid or declared by the group for the current financial year. No dividends were paid for the previous financial year.

3. Explanation of results

The group reported a loss for the year ended 30 June 2026 of $56,950,494 (30 June 2025: $38,342,457). The increase in loss in the current year compared to prior year is mainly attributable to higher research and development expenditures incurred during the year to advance and broaden the developmental phases of ongoing clinical studies.

The group's net assets for the year ended 30 June 2026 decreased to $22,323,683 (30 June 2025: $42,871,904). Net assets decreased primarily due to a decrease in cash balances attributable to higher investment in research and development activities during the financial year. As at 30 June 2026, the group had cash reserves of $4,138,074 (30 June 2025: $29,116,835).

The Appendix 4E financial report follows, with the further details to be included in the audited financial statements is expected to be released by 30 September 2026.

4. Net tangible assets per security

	30 June 2026 Cents	30 June 2025 Cents
Net tangible assets per ordinary security	(0.45)	(0.16)

5. Changes in controlled entities

During the year ended 30 June 2026, Radiopharm Theranostics increased its ownership in Radiopharm Ventures, LLC, a joint venture created with The University of Texas M.D. Anderson Cancer Center (MDACC) from 75% to 87.5%.

There have been no other changes in controlled entities during the year ended 30 June 2026.

Radiopharm Theranostics Limited Appendix 4E Preliminary final report

6. Other information required by Listing Rule 4.3A

a.	Details of individual and total dividends or distributions and dividend or distribution payments: N/A
b.	Details of any dividend or distribution reinvestment plans: N/A
c.	Details of associates and joint venture entities:

		Ownership interest held by the group
Name of entity	Place of business / country of incorporation	2026	2025
		%	%
Radiopharm Ventures LLC	United States	87.5	75

On 9 July 2022, Radiopharm Theranostics (USA) Inc. and The University of Texas MD Anderson Cancer Center formed Radiopharm Ventures, LLC, a joint venture to develop novel radiopharmaceutical therapeutic products for cancer. The joint venture continues to focus on developing products based on MD Anderson intellectual property. On 26 August 2024, Radiopharm announced they had increased their ownership in Radiopharm Ventures from 51% to 75%. During the year ended 30 June 2026, Radiopharm Theranostics increased its ownership in Radiopharm Ventures, LLC, from 75% to 87.5%.

d. Other information: N/A

7. Audit

The financial statements are currently in the process of being audited. Audited financial statements along with the independent auditor report for the year ended 30 June 2026 is expected to be released by the end of September 2026 with a material uncertainty in relation to going concern.

Radiopharm Theranostics Limited

ABN 57 647 877 889

Preliminary Final Report - 30 June 2026

Radiopharm Theranostics Limited Contents 30 June 2026

General information

The financial statements cover Radiopharm Theranostics Limited as a consolidated entity consisting of Radiopharm Theranostics Limited and the entities it controlled at the end of, or during, the year. The financial statements are presented in Australian dollars, which is Radiopharm Theranostics Limited's functional and presentation currency.

Radiopharm Theranostics Limited is a listed public company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:

Level 3, 62 Lygon Street, Carlton VIC 3053

Radiopharm Theranostics Limited Statement of profit or loss and other comprehensive income For the year ended 30 June 2026

		Consolidated
		30 June	30 June
	Note	2026	2025
		$	$

Revenue
Revenue from contracts with customers	2	2,767,888	3,633,422
Cost of sales		(2,504,499)	(3,594,146)

Gross profit		263,389	39,276

Other income and expense items		10,734,382	10,256,740
Other losses		(868,162)	(351,646)

Expenses
General and administrative expenses	3	(16,215,702)	(14,638,013)
Research and development expenses	4	(49,962,899)	(27,515,194)
Share-based payments expenses		(2,405,955)	(1,895,348)
Movement in contingent consideration		1,671,289	(4,069,680)

Operating loss		(56,783,658)	(38,173,865)

Finance expenses		(112,396)	(65,300)

Loss before income tax expense		(56,896,054)	(38,239,165)

Income tax expense		(54,440)	(103,292)

Loss after income tax expense for the year		(56,950,494)	(38,342,457)

Other comprehensive income

Items that may be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations		621,440	464,034

Other comprehensive income for the year, net of tax		621,440	464,034

Total comprehensive loss for the year		(56,329,054)	(37,878,423)

Loss for the year is attributable to:
Non-controlling interest		(1,801,344)	(1,639,368)
Owners of Radiopharm Theranostics Limited		(55,149,150)	(36,703,089)

		(56,950,494)	(38,342,457)

Total comprehensive loss for the year is attributable to:
Non-controlling interest		(1,801,344)	(1,639,368)
Owners of Radiopharm Theranostics Limited		(54,527,710)	(36,239,055)

		(56,329,054)	(37,878,423)

	Cents	Cents
Loss per share for loss attributable to the ordinary equity holders of the group:

Basic and diluted loss per share	(1.79)	(1.76)

The above statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

Radiopharm Theranostics Limited Statement of financial position As at 30 June 2026

		Consolidated
		30 June	30 June
	Note	2026	2025
		$	$

Assets

Current assets
Cash and cash equivalents	5	4,138,074	29,116,835
Trade and other receivables	6	17,447,428	10,400,060
Other current assets		340,194	337,093
Total current assets		21,925,696	39,853,988

Non-current assets
Property, plant and equipment		46,136	53,466
Intangible assets		38,161,747	46,574,422
Total non-current assets		38,207,883	46,627,888

Total assets		60,133,579	86,481,876

Liabilities

Current liabilities
Trade and other payables	7	10,531,800	9,340,993
Other financial liabilities	8	6,860,850	3,421,337
Employee benefits		697,907	450,104
Deferred revenue		806,410	1,720,551
Total current liabilities		18,896,967	14,932,985

Non-current liabilities
Other financial liabilities	8	18,912,929	28,676,987
Total non-current liabilities		18,912,929	28,676,987

Total liabilities		37,809,896	43,609,972

Net assets		22,323,683	42,871,904

Equity
Share capital	9	209,933,371	176,558,493
Other equity		-	849,544
Other reserves		14,414,155	13,116,919
Accumulated losses		(199,660,317)	(145,732,952)
Non-controlling interest		(2,363,526)	(1,920,100)

Total equity		22,323,683	42,871,904

The above statement of financial position should be read in conjunction with the accompanying notes

Radiopharm Theranostics Limited Statement of changes in equity For the year ended 30 June 2026

	Attributable to owners of Radiopharm Theranostics Limited
Consolidated	Share Capital	Other equity	Other reserves	Accumulated losses	Non-controlling interest	Total equity
	$	$	$	$	$	$

Balance at 1 July 2024	100,681,716	849,544	37,930,072	(111,338,770)	(769,276)	27,353,286

Loss after income tax expense for the year	-	-	-	(36,703,089)	(1,639,368)	(38,342,457)
Other comprehensive income for the year, net of tax	-	-	464,034	-	-	464,034

Total comprehensive income for the year	-	-	464,034	(36,703,089)	(1,639,368)	(37,878,423)

Transactions with owners in their capacity as owners: Contributions of equity, net of transaction costs(note 9)	74,915,537	-	(23,885,229)	-	-	51,030,308
Issue of options	-	-	2,157,778	-	-	2,157,778
Issue of shares for milestone completion	741,400	-	-	-	-	741,400
Equity-settled payments	219,840	-	(231,115)	-	-	(11,275)
Expiration of options	-	-	(2,797,451)	2,797,451	-	-
Forfeiture of options	-	-	(221,170)	-	-	(221,170)
Cancellation of shares to be issued	-	-	(300,000)	-	-	(300,000)
Increase in ownership in RAD Ventures	-	-	-	(488,544)	488,544	-
	-	-	-	-	-	-
Balance at 30 June 2025	176,558,493	849,544	13,116,919	(145,732,952)	(1,920,100)	42,871,904

The above statement of changes in equity should be read in conjunction with the accompanying notes

Radiopharm Theranostics Limited Statement of changes in equity For the year ended 30 June 2026

	Attributable to owners of Radiopharm Theranostics Limited
Consolidated	Share Capital	Other equity	Other reserves	Accumulated losses	Non-controlling interest	Total equity
	$	$	$	$	$	$

Balance at 1 July 2025	176,558,493	849,544	13,116,919	(145,732,952)	(1,920,100)	42,871,904

Loss after income tax expense for the year	-	-	-	(55,149,150)	(1,801,344)	(56,950,494)
Other comprehensive income for the year, net of tax	-	-	621,440	-	-	621,440

Total comprehensive income for the year	-	-	621,440	(55,149,150)	(1,801,344)	(56,329,054)

Transactions with owners in their capacity as owners: Contributions of equity, net of transaction costs (note 9)	33,374,878	-	-	-	-	33,374,878
Issue of options	-	-	2,740,119	-	-	2,740,119
Expiration of options	-	-	(1,730,159)	1,730,159	-	-
Forfeiture of options	-	-	(334,164)	-	-	(334,164)
Increase in ownership in RAD Ventures	-	-	-	(1,357,918)	1,357,918	-
Derecognition of Pharma15	-	(849,544)	-	849,544	-	-

Balance at 30 June 2026	209,933,371	-	14,414,155	(199,660,317)	(2,363,526)	22,323,683

The above statement of changes in equity should be read in conjunction with the accompanying notes

Radiopharm Theranostics Limited Statement of cash flows For the year ended 30 June 2026

		Consolidated
	Note	30 June 2026	30 June 2025
		$	$
Cash flows from operating activities
Receipts from customers (inclusive of GST)		536,384	5,353,973
Payments to suppliers and employees (inclusive of GST)		(58,353,869)	(42,799,759)
Interest received		549,213	800,309
Research and development tax incentive received		4,485,434	-

Net cash used in operating activities		(52,782,838)	(36,645,477)

Cash flows from investing activities
Receipts for sale of intellectual property		-	2,997,592
Payments of license fee liabilities		(5,420,869)	(1,226,994)

Net cash from/(used in) investing activities		(5,420,869)	1,770,598

Cash flows from financing activities
Proceeds from issue of shares	9	35,378,000	53,977,902
Share issue transaction costs		(2,003,122)	(4,738,000)
Repayment of borrowings		-	(1,900,000)
Transaction costs related to loans and borrowings		-	(218,633)
Settlement with Lind		-	(1,689,721)

Net cash from financing activities		33,374,878	45,431,548

Net (decrease)/increase in cash and cash equivalents		(24,828,829)	10,556,669
Cash and cash equivalents at the beginning of the financial year		29,116,835	18,575,040
Effects of exchange rate changes on cash and cash equivalents		(149,932)	(14,874)

Cash and cash equivalents at the end of the financial year	5	4,138,074	29,116,835

The above statement of cash flows should be read in conjunction with the accompanying notes

Radiopharm Theranostics Limited Notes to the financial statements 30 June 2026

Note 1. Segment information

Management has determined based on the reports reviewed by the Chief Operating Decision Maker (CODM) that are used to make strategic decisions, that the group has one reportable segment being the research, development and commercialisation of health technologies. As such, the financial information presented in the body of the financial report represents the results of the Group's sole operating segment. The CODM continues to monitor and review the appropriateness of this segment determination on a regular basis.

Note 2. Revenue from contract with customers

	30 June	30 June
	2026	2025
	$	$
Revenue from contract with customers
Revenue recognised over time	2,767,888	3,633,422
Total revenue from continuing operations	2,767,888	3,633,422

During the period ended 30 June 2025, the group entered into a strategic development services contract with Lantheus to advance clinical development of innovative radiopharmaceuticals in Australia.

Note 3. General and administrative expenses

	30 June	30 June
	2026	2025
	$	$
Accounting and audit	949,683	957,895
Consulting	406,564	286,138
Depreciation	7,331	7,331
Employee benefits	11,186,055	10,120,149
Insurance	341,658	105,762
Investor relations	472,262	313,671
Legal	631,909	656,036
Listing and share registry	188,341	190,795
Patent costs	244,529	205,017
Travel and entertainment	864,801	808,546
Other	922,569	986,673
	16,215,702	14,638,013

Radiopharm Theranostics Limited Notes to the financial statements 30 June 2026

Note 4. Research and development expenses

	30 June	30 June
	2026	2025
	$	$
Amortisation	2,698,702	2,588,306
AVb6 Integrin (TRIMT)	918,221	1,876,983
Consulting Fees R&D	1,324,355	930,292
hu PSA Anti-body (Diaprost)	7,011,056	2,925,445
Impairment losses	5,266,823	-
R&D Ventures	11,040,742	5,989,964
NanoMab	15,070,282	7,185,000
Neoindicate	351,529	437,400
Pivalate - Imperial	6,153,044	5,184,136
UCLA	-	226,063
Other	128,145	171,605
	49,962,899	27,515,194

The categories shown here align with the intellectual property held by the group and represents the amount of R&D expended on developing the respective intellectual property.

Note 5. Cash and cash equivalents

	Consolidated
	30 June	30 June
	2026	2025
	$	$
Current assets
Cash at bank	4,138,074	29,116,835
	4,138,074	29,116,835

(i) Reconciliation to cash flow statement

The above figures reconcile to the amount of cash shown in the consolidated statement of cash flows at the end of the financial year and period, respectively, as follows:

	30 June	30 June
	2026	2025
	$	$
Balance as above	4,138,074	29,116,835
Balance per statement of cash flows	4,138,074	29,116,835

(ii) Classification as cash equivalents

Term deposits are presented as cash equivalents if they have a maturity of three months or less from the date of acquisition and are repayable with 24 hours notice with no loss of interest.

(iii) Risk exposure

The maximum exposure to credit risk at the end of the reporting year is the carrying amount of each class of cash and cash equivalents mentioned above.

Radiopharm Theranostics Limited Notes to the financial statements 30 June 2026

Note 6. Trade and other receivables

		30 June			30 June
		2026			2025
	Current	Non-current	Total	Current	Non-current	Total
	$	$	$	$	$	$
Trade receivables	1,227,040	-	1,227,040	-	-	-
Accrued receivables(i)	15,877,895	-	15,877,895	10,171,532	-	10,171,532
GST and other receivables	342,493	-	342,493	228,528	-	228,528
	17,447,428	-	17,447,428	10,400,060	-	10,400,060

(i) Accrued receivables

Accrued receivables comprise $15,877,895 from the Australian Taxation Office in relation to the R&D tax incentive (30 June 2025: $10,171,532). Subsequent to year-end, Radiopharm received $5,780,657 relating to the accrued income recognised at 30 June 2025. This receipt represents the settlement of the outstanding balance and has been recorded as cash in the following financial year.

Note 7. Trade and other payables

		30 June 2026			30 June 2025
	Current	Non-current	Total	Current	Non-current	Total
	$	$	$	$	$	$
Trade payables	5,466,476	-	5,466,476	6,347,397	-	6,347,397
Accrued expenses	4,836,856	-	4,836,856	2,750,662	-	2,750,662
Other payables	228,468	-	228,468	242,934	-	242,934
	10,531,800	-	10,531,800	9,340,993	-	9,340,993

Note 8. Other financial liabilities

		30 June 2026			30 June 2025
	Current	Non-current	Total	Current	Non-current	Total
	$	$	$	$	$	$
Diaprost contingent consideration	1,979,902	6,916,482	8,896,384	1,328,087	8,841,829	10,169,916
NanoMab contingent consideration*	4,502,764	1,050,443	5,553,207	1,832,833	4,899,858	6,732,691
NeoIndicate contingent consideration	-	-	-	-	1,870,454	1,870,454
Pivalate contingent consideration	378,184	1,646,950	2,025,134	225,245	1,933,981	2,159,226
Pharma15 contingent consideration	-	-	-	-	1,134,164	1,134,164
TRIMT contingent consideration	-	7,758,256	7,758,256	-	8,423,667	8,423,667
MD Anderson contingent consideration	-	1,540,798	1,540,798	35,172	1,573,034	1,608,206
	6,860,850	18,912,929	25,773,779	3,421,337	28,676,987	32,098,324

*	Payment to be made in the form of ordinary shares in the company, based on the price of the 7 day volume weighted average price (VWAP) prior to the announcement of the milestone on the ASX.

Radiopharm Theranostics Limited Notes to the financial statements 30 June 2026

Note 9. Share capital

	30 June	30 June	30 June	30 June
	2026	2025	2026	2025
	Shares	Shares	$	$
Ordinary Shares
Ordinary Shares Fully paid	3,544,216,160	2,364,949,502	209,933,371	176,558,493

(i) Movements in ordinary shares:

	Number of	Total
Details	Shares	$
Balance at 1 July 2024	460,367,051	100,681,716
Issue of ordinary shares at $0.040 pursuant to issue of securities (2024-07-01)	597,130,727	23,885,229
Issue of ordinary shares at $0.040 pursuant to Tranche 2 placement shares (2024-08-21)	858,056,603	34,322,264
Issue of ordinary shares at $0.040 pursuant to Tranche 2 placement shares (2024-08-21)	14,031,195	561,248
Issue of ordinary shares at $0.050 pursuant to Lantheus investment (2024-08-23)	149,625,180	7,481,259
Issue of ordinary shares at $0.040 pursuant to issue of placement shares (2024-09-13)	93,750,000	3,750,000
Issue of ordinary shares at $0.036 for the achievement of a milestone (2024-12-13)	20,594,438	741,400
Issue of ordinary shares at $0.036 pursuant to forfeiture shares (2024-12-16)	7,091,615	219,840
Issue of ordinary shares at $0.060 pursuant to issue of placement shares to Lantheus (2025-01-20)	133,333,333	8,000,000
Issue of ordinary shares at $0.025 for the achievement of a milestone (2025-06-12)	30,969,360	774,234
Less: Transaction costs arising on share issues	-	(3,858,697)
Balance at 30 June 2025	2,364,949,502	176,558,493

Balance at 1 July 2025	2,364,949,502	176,558,493
Issue of ordinary shares at $0.030 pursuant to issue of securities (2025-10-24)	415,706,190	12,471,186
Issue of ordinary shares at $0.030 pursuant to issue of securities (2025-12-05)	12,599,991	378,000
Issue of ordinary shares at $0.030 pursuant to issue of securities (2025-12-09)	750,960,477	22,528,814
Less: Transaction costs arising on share issues	-	(2,003,122)
Balance at 30 June 2026	3,544,216,160	209,933,371

Note 10. Events after the reporting period

On July 24, 2026, the Company announced an A$12.5 million institutional offer and launched A$6 million Share Purchase Plan. The institutional offer comprises of two-tranche placement of approximately 448,839,531 new fully paid ordinary shares at A$0.015 per New Share to an Australian international institutional and sophisticated investors; and 384,493,800 underlying ordinary shares at US$3.16 per ADS to a US Direct Registration Offering. The Share Purchase Plan offer closes on 10 September 2026.

No other matter or circumstance has arisen since 30 June 2026 that has significantly affected, or may significantly affect the consolidated entity's operations, the results of those operations, or the consolidated entity's state of affairs in future financial years.

Preliminary Final Report:
Year Ended
30 June 2026

ASX : RAD

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RADIOPHARM THERANOSTICS